# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sharps Technology Inc., CIK 0001737995
CUSIP: 82003F309
Title of class of securities: Common Stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 105 MAXESS ROAD, STE. 124, MELVILLE, New York (NY), 11747
Date of event which requires filing of this statement: 10/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002087133

## Reporting persons
- Electric Capital Frontier Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,196,113; sole dispositive power 0; shared dispositive power 2,196,113; aggregate amount beneficially owned 2,196,113 (7% of the class)
- Electric Capital Frontier Fund GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,196,113; sole dispositive power 0; shared dispositive power 2,196,113; aggregate amount beneficially owned 2,196,113 (7% of the class)
  Comment: Limited Liability Company
- Electric Capital Venture Fund III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 936,641; sole dispositive power 0; shared dispositive power 936,641; aggregate amount beneficially owned 936,641 (3% of the class)
- Electric Capital Venture Fund GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 936,641; sole dispositive power 0; shared dispositive power 936,641; aggregate amount beneficially owned 936,641 (3% of the class)
- Electric Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,132,755; sole dispositive power 0; shared dispositive power 3,132,755; aggregate amount beneficially owned 3,132,755 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Sharps Technology Inc.
Address of issuer's principal executive offices: 105 MAXESS ROAD, STE. 124, MELVILLE NY 11747

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Electric Capital Frontier Fund II, LP ("Frontier Fund II")
Electric Capital Frontier Fund GP II, LLC ("Frontier Fund GP")
Electric Capital Venture Fund III, LP ("Venture Fund III")
Electric Capital Venture Fund GP III, LLC ("Venture Fund GP")
Electric Capital Partners, LLC ("Investment Manager")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 855 El Camino Real, #13A-152, Palo Alto, California 94301.
Citizenship:
Each of Frontier Fund II and Venture Fund III is a limited partnership organized under the laws of the State of Delaware.

Each of Frontier Fund GP, Venture Fund GP, and Investment Manager is a limited liability company formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Each of Frontier Fund II and Frontier Fund GP may be deemed to beneficially own 2,196,113 Shares.

Each of Venture Fund III and Venture Fund GP may be deemed to beneficially own 936,641 Shares.

As the investment manager to both Frontier Fund II and Venture Fund III, Investment Manager may be deemed to beneficially own 3,132,755.

All figures above exclude Shares underlying certain warrants held by the Reporting Persons that are not exercisable due to a limitation in the relevant purchase agreements and warrants providing that the Reporting Persons and their affiliates may not own more than 9.99% of the Shares outstanding.
Percent of class:
The denominator of the fraction upon which the percentages are calculated is based on (i) 28,226,153 Shares outstanding as of November 14, 2025 as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025 plus (ii) 3,132,755 Shares issuable upon the exercise of certain warrants held by the Reporting Persons.

Each of Frontier Fund II and Frontier Fund GP may be deemed to beneficially own 7.0% of the Shares outstanding.

Each of Venture Fund III and Venture Fund GP may be deemed to beneficially own 3.0% of the Shares outstanding.

As the investment manager to both Frontier Fund II and Venture Fund III, Investment Manager may be deemed to beneficially own 9.99% of the Shares outstanding. The ownership percentages of Frontier Fund II, Frontier Fund GP, Venture Fund III and Venture Fund GP do not sum to Investment Manager's ownership percentage due to rounding.
Sole power to vote or to direct the vote:
Frontier Fund II: 0
Frontier Fund GP: 0
Venture Fund III: 0
Venture Fund GP: 0
Investment Manager: 0
Shared power to vote or to direct the vote:
Frontier Fund II: 2,196,113
Frontier Fund GP: 2,196,113
Venture Fund III: 936,641
Venture Fund GP: 936,641
Investment Manager: 3,132,755
Sole power to dispose or to direct the disposition:
Frontier Fund II: 0
Frontier Fund GP: 0
Venture Fund III: 0
Venture Fund GP: 0
Investment Manager: 0
Shared power to dispose or to direct the disposition:
Frontier Fund II: 2,196,113
Frontier Fund GP: 2,196,113
Venture Fund III: 936,641
Venture Fund GP: 936,641
Investment Manager: 3,132,755

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Electric Capital Frontier Fund II, LP: /s/ Avichal Garg, Electric Capital Frontier Fund GP II, LLC, its general partner, Avichal Garg, Managing Member (12/22/2025)
- Electric Capital Frontier Fund GP II, LLC: /s/ Avichal Garg, Avichal Garg, Managing Member (12/22/2025)
- Electric Capital Venture Fund III, LP: /s/ Avichal Garg, Electric Capital Venture Fund GP III, LLC, its general partner, Avichal Garg, Managing Member (12/22/2025)
- Electric Capital Venture Fund GP III, LLC: /s/ Avichal Garg, Avichal Garg, Managing Member (12/22/2025)
- Electric Capital Partners, LLC: /s/ Avichal Garg, Avichal Garg, Managing Member (12/22/2025)